UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

SMG Industries Inc.

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

78454K102

(CUSIP Number)

Bryan S. Barnhart

20475 State Hwy 249, Suite 450

Houston, TX 77070

713.955.3497

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 7, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78454K102	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bryan S. Barnhart
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 48,500,000 (1)
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 48,500,000 (1)
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,500,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Includes 10,000,000 shares of the Issuer’s common stock issuable upon the conversion of 250 shares of the Issuer’s 5% Series C Convertible Preferred Stock.

(2) Based on 268,054,820 shares of the Issuer’s common stock outstanding as of August 14, 2023 and 10,000,000 shares of the Issuer’s common stock issuable upon the conversion of 250 shares of the Issuer’s 5% Series C Convertible Preferred Stock.

CUSIP No. 78454K102	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

This statement relates to common stock, par value $.001 per share (the “Common Stock”) of SMG Industries Inc. (the “Issuer”). The Issuer’s principal executive office is located at 20475 State Highway 249, Suite 450, Houston, Texas 77070.

Item 2. Identity and Background.

(a)	This statement is filed by Bryan S. Barnhart (“Barnhart”).

(b)	The address for Barnhart is 9251 W. Main Road, North East, PA 16428.

(c)	Barnhart is a director and the Chief Executive Officer of the Issuer.

(d)	During the last five years, Barnhart has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Barnhart has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f)	Barnhart is a citizen of the United States.

Item 3. Source or Amount of Funds or Other Consideration.

On July 7, 2023, the Issuer entered into a transaction agreement with Barnhart, Timothy W. Barnhart (“Tim”), Timothy W. Barnhart, as Trustee of the Timothy W. Barnhart 2017 Irrevocable Trust (the “Trust,” and collectively with Barnhart and Tim, the “Sellers”) and certain affiliates, pursuant to which the Issuer agreed to acquire (the “Acquisition”) from the Sellers, either directly or by merger, all of the membership interests of: (i) Barnhart Fleet Maintenance, LLC, a Pennsylvania limited liability company, (ii) Barnhart Transportation, LLC, a Pennsylvania limited liability company, (iii) Lake Shore Global Solutions LLC, a Pennsylvania limited liability company, (iv) Lake Shore Logistics, LLC, a Pennsylvania limited liability company, (v) Legend Equipment Leasing, LLC, a Pennsylvania limited liability company, and (vi) Route 20 Tank Wash LLC, a Pennsylvania limited liability company. The Acquisition closed on July 7, 2023 (the “Closing”).

The Issuer paid a purchase price for the Acquisition consisting of (i) $26.0 million in cash, subject to customary net working capital, cash, indebtedness, and transaction expense adjustments, less (A) $3.0 million for the indemnification escrow amount and $250,000 for the purchase price adjustment escrow amount, (ii) $3.0 million in the form of an unsecured, non-negotiable promissory note that (A) bears interest at a fixed rate of six percent (6%) per annum, and (B) will mature on the 72-month anniversary of the Closing, with principal and accrued interest to be paid on the maturity date, and (C) will be subordinated to all senior indebtedness of the Issuer to the extent required by the holders thereof, (iii) 77 million shares of Common Stock, and (iv) 500 shares of the Company’s 5% Series C Convertible Preferred Stock, par value $0.001 per share, with a stated value of $10,000 per share.

CUSIP No. 78454K102	13D	Page 4 of 5 Pages

Additional information regarding the Acquisition and related transactions is disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on July 12, 2023.

Item 4. Purpose of Transaction.

As disclosed in Item 3 above, the Sellers, including Barnhart, acquired the securities disclosed herein in the Acquisition.

On July 7, 2023, in connection with the Closing, the Issuer increased the size of the Board of Directors (the “Board”) from seven directors to nine directors and elected Barnhart and Tim, effective immediately, to fill the vacancies created by the increase in the size of the Board. Each will serve until the Issuer’s next annual meeting of stockholders or until his successor is duly elected and qualified. Also effective July 7, 2023, the Board appointed Barnhart as Chief Executive Officer and Tim as Chief Financial Officer of the Company.

Effective July 6, 2023, the Issuer amended its Amended and Restated Certificate of Incorporation to increase the number of authorized shares of Common Stock from 250,000,000 to 500,000,000. Also on July 6, 2023, the Issuer filed a Certificate of Designation of Preferences, Rights and Limitations of 5% Series C Convertible Preferred Stock with the Secretary of State of Delaware, effective as of the time of filing.

Item 5. Interest in Securities of the Issuer.

(a)

Barnhart, by virtue of his power to dispose or direct the disposition of and to vote or direct the vote of the shares of Common Stock on behalf of himself, is deemed to be the beneficial owner of 48,500,000 shares of Common Stock of the Issuer, which represents 17.4% of the Issuer’s issued and outstanding shares of Common Stock, based on 268,054,820 shares of the Issuer’s Common Stock issued and outstanding as of August 14, 2023 and 10,000,000 shares of the Issuer’s common stock issuable upon the conversion of 250 shares of the Issuer’s 5% Series C Convertible Preferred Stock beneficially owned by Barnhart.

(b)	Number of Shares as to which Barnhart has:

(i)	Sole power to vote or to direct the vote

Barnhart has sole voting power with respect to 48,500,000 shares of the Issuer’s Common Stock;

(ii)	Shared power to vote or direct the vote

Barnhart has shared voting power with respect to zero shares of the Issuer’s Common Stock;

CUSIP No. 78454K102	13D	Page 5 of 5 Pages

(iii)	Sole power to dispose or to direct the disposition of

Barnhart has the sole power to dispose or direct the disposition of 48,500,000 shares of the Issuer’s Common Stock; and

(iv)	Shared power to dispose or to direct the disposition of

Barnhart has shared power to dispose or direct the disposition of zero shares of the Issuer’s Common Stock.

(c)  The responses in Items 3 and 4 are incorporated by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses in Items 3 and 4 are incorporated by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description
99.1	Transaction Agreement, by and among Barnhart Fleet Maintenance, LLC, Barnhart Transportation, LLC, Lake Shore Global Solutions LLC, Lake Shore Logistics, LLC, Legend Equipment Leasing, LLC, Route 20 Tank Wash LLC, Legend Holding RO, Inc., and Bryan S. Barnhart, Timothy W. Barnhart, Timothy W. Barnhart, as Trustee of the Timothy W. Barnhart 2017 Irrevocable Trust, Timothy W. Barnhart, in his capacity as Sellers’ Representative, SMG Industries Inc. and Skyline Merger Sub, Inc., dated July 7, 2023 (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 12, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRYAN S. BARNHART
/s/ Bryan S. Barnhart Bryan S. Barnhart

August 31, 2023